February 20, 2009	Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Premier VIT (Registration Nos. 33-78944 and 811-8512)
Ladies and Gentlemen:
     On behalf of Premier VIT (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 26 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).
     In addition to Part C, the Amendment includes the following documents:
1.	Prospectus for four of the Trust’s series: OpCap Managed Portfolio, OpCap Mid Cap Portfolio, NACM Small Cap Portfolio and NFJ Dividend Value Portfolio.

2.	The Statement of Additional Information of the Trust.
     The Amendment is being submitted in connection with the Trust’s annual update. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information. The Amendment does not relate to any other series of the Trust and no information contained in the Amendment is intended to supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.
     No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 617-951-7467) or to George B. Raine (at 617-951-7556) of this firm.

Sincerely yours,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	E. Blake Moore, Jr. William V. Healey, Esq. Richard H. Kirk, Esq. Brian S. Shlissel Thomas J. Fuccillo, Esq. Richard J. Lavery David C. Sullivan, Esq. Michael G. Doherty, Esq. George B. Raine, Esq.